

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Douglas R. Lebda
Chief Executive Officer
LendingTree, Inc.
1415 Vantage Park Dr., Suite 700
Charlotte, North Carolina 28203

      Re: LendingTree, Inc.
          Registration Statement on Form S-3
          Filed April 26, 2024
          File No. 333-278973

Dear Douglas R. Lebda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Edwin Astudillo